Exhibit 21.0
Subsidiaries

	Percentage	Jurisdiction or
	Ownership	State of Incorporation
Registrant

Athens Bancshares Corporation		Tennessee
Subsidiaries

Athens Federal Community Bank	100%	United States
Southland Finance, Inc. (1)	100%	Tennessee
TiServ, Inc. (1)	100%	Tennessee
Valley Title Services, LLC (2)	100%	Tennessee

(1)	Wholly owned subsidiary of Athens Federal Community Bank.

(2)	Wholly owned subsidiary of TiServ, Inc.